POWER CORPORATION OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3



TELEPHONE (514) 286-7400
TELECOPIER (514) 286-7424



03024271

June 25, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Gentlemen:

Re: File No. 82-137

You will find enclosed the following documents, which are submitted to you in compliance with Rule 12g3-2(b), to maintain the exemption provided therein:

- Annual Report 2002;
- Notice of Annual Meeting of Shareholders and Management Proxy Circular dated April 3, 2003 together with form of proxy; and
- Report for the three months ended March 31, 2003.

Yours very truly,

Carole Petit / for

Jeannine Robitaille
Assistant Secretary

JR/cp
Encl.

dlw 7/2



POWER CORPORATION OF CANADA 03 JUL -2 7:21

QUARTERLY REPORT

for the three months ended March 31, 2003

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 FAX (514) 286-7424

To the Shareholders

Power Corporation of Canada's share of operating earnings of its subsidiaries increased eight per cent or $13 million in the first quarter of 2003 over the same period of 2002. In the first quarter of last year, the Corporation recorded significant gains from the sale of securities. No such gains occurred in the first quarter of 2003 and therefore income from investment was substantially lower in 2003 compared with 2002. This has been partly offset by a reduction in the provision for income taxes.

Operating earnings for the quarter ended March 31, 2003 were $174 million compared with $171 million in 2002. On a per share basis, operating earnings were $0.75 for both years.

Power Corporation also recorded a charge of $7 million or $0.03 per share, representing its share of non-operating items recorded within the Pargesa group during the quarter.

Therefore, net earnings for the three months ended March 31, 2003 were $167 million or $0.72 per share, compared with $171 million or $0.75 per share in 2002.

SUBSIDIARIES' RESULTS

POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the quarter ended March 31, 2003 were $263 million or $0.71 per share, compared with $237 million or $0.65 per share for the same period in 2002. This represents a nine per cent increase on a per share basis.

Power Financial's share of operating earnings from subsidiaries and affiliate amounted to $263 million for the quarter, compared with $240 million a year ago. This result is mainly due to increases in earnings at Great-West Lifeco Inc. and Investors Group Inc., partly offset by a decrease at Pargesa Holding S.A.



Power Financial also recorded a charge of $10 million or $0.03 per share, representing its share of non-operating items recorded within the Pargesa group during the quarter.

Therefore, net earnings for the three months ended March 31, 2003 were $253 million or $0.68 per share, compared with $237 million or $0.65 per share in 2002.

DIVIDENDS

The Board of Directors today declared a dividend on the First Preferred Shares, 1986 Series, payable July 15, 2003 to shareholders of record as at June 23, 2003, in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

A dividend of 35 cents per share was declared on the First Preferred Shares, Series A, payable July 15, 2003 to shareholders of record as at June 23, 2003.

A dividend of 33.4375 cents per share was declared on the First Preferred Shares, Series B, payable July 15, 2003 to shareholders of record as at June 23, 2003.

A dividend of 36.25 cents per share was declared on the First Preferred Shares, Series C, payable July 15, 2003 to shareholders of record as at June 23, 2003.

A dividend of 24.375 cents per share was declared on the Participating Preferred and on the Subordinate Voting Shares, payable June 30, 2003 to shareholders of record as at June 9, 2003. This represents an increase of 3.75 cents on a quarterly basis, or 18 per cent.

On behalf of the Board of Directors,

Paul Desmarais, Jr.
Chairman and
Co-Chief Executive Officer

André Desmarais
President and
Co-Chief Executive Officer

May 15, 2003



Management's Discussion and Analysis of Operating Results

FORWARD-LOOKING STATEMENTS This report may include forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, global economic and financial conditions, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

The following is a discussion and analysis of the interim consolidated financial condition and results of operations of Power Corporation of Canada (Power Corporation or the Corporation) for the three-month period ended March 31, 2003. This document should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Power Corporation and notes thereto for the three-month period ended March 31, 2003, Management's Discussion and Analysis of Operating Results included in the Annual Report of the Corporation for the year ended December 31, 2002, and the Consolidated Financial Statements and notes thereto for the year ended December 31, 2002.

Power Corporation's principal asset is its 67.1 per cent interest in Power Financial Corporation (Power Financial), which holds substantial interests in the financial services industry in Canada and the United States. Power Financial holds a controlling interest in Great-West Lifeco Inc. (Lifeco) and Investors Group Inc. (Investors Group). Together with the Frère group of Belgium, Power Financial also holds a significant interest in Pargesa Holding S.A. (Pargesa). The Pargesa group has substantial holdings in a group of major media, energy, water, waste services and specialty minerals companies based in Europe.

Through its wholly owned subsidiary Gesca Ltée (Gesca), Power Corporation has an interest in the communications sector. Gesca is engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse* and six other daily newspapers in the provinces of Québec and Ontario, including *Le Soleil* in Québec City, *Le Droit* in Ottawa and *Le Quotidien* in Chicoutimi. In recent years, Gesca has undertaken several initiatives aimed at focusing its resources on high-quality content. In September 2002, Gesca exercised an option to purchase a 20 per cent interest in Workopolis, Canada's leading provider of recruitment and job search solutions. As a result of the exercise of this option, Workopolis has acquired Gesca's share of Alliance Workopolis, the venture formed in 2001 to market Workopolis products and services to Québec recruiters and job seekers.



Power Corporation also holds 100 per cent of Power Technology Investment Corporation (PTIC), which focuses on the biotechnology and technology sectors.

With respect to its involvement in the biotechnology sector, PTIC announced in 2002 that it had agreed to participate in Picchio Pharma Inc. (Picchio), a 50/50 joint venture corporation with an initial capital commitment of $60 million. The objective of Picchio is to become a Canadian biopharmaceutical company dedicated to acquiring, developing and commercializing new therapeutic products and technologies.

Power Corporation also has investments in Asia, the most significant of which being a 4.6 per cent interest in CITIC Pacific Ltd.

THREE-MONTH RESULTS

In this section, Power Financial, Gesca and PTIC are accounted for on the equity basis.

Net earnings of the Corporation are subdivided into the following components:

- operating earnings, which include the Corporation's share of earnings of its subsidiaries before non-recurring items, as well as results from corporate activities; and
- other income.

EARNINGS SUMMARY

	Three Months 2003		Three Months 2002	
(in millions of dollars, except per share amounts) (unaudited)	**Total [1]**	**Per share**	Total [1]	Per share
Operating earnings	**174**	**0.75**	171	0.75
Other income	**(7)**	**(0.03)**	--	--
Net earnings	**167**	**0.72**	171	0.75

(1) before dividends on non-participating shares



OPERATING EARNINGS

Operating earnings for the quarter were $174 million, compared with $171 million in 2002, reflecting:

- an increase of $13 million or 8 per cent in share of operating earnings,
- a decrease of $10 million in corporate results. In the first quarter of last year, the Corporation recorded significant gains from the sale of securities. No such gains occurred in the first quarter of 2003 and therefore income from investments was substantially lower in 2003 compared with 2002 However this decrease has been partly compensated by a reduction in the provision for income taxes due to the release of previously constituted tax reserves.

After taking into account higher dividends on non-participating shares, operating earnings per share were $0.75, the same level as last year.

OTHER INCOME

In addition, the Corporation recorded a charge of $7 million representing its share of Pargesa's non-operating items in the quarter.

NET EARNINGS

Net earnings for the quarter were $167 million or $0.72 per share, compared with $171 million or $0.75 per share in 2002.

CASH FLOW

On a consolidated basis, cash and cash equivalents increased during the three-month period by $778 million, as compared with a decrease of $194 million during the same period of last year.

Operating activities produced a net inflow of $864 million during the period in 2003, compared with a net outflow of $325 million for the corresponding period of 2002. Cash flow from financing activities resulted in a net inflow of $1,153 million in 2003, compared with a net outflow of $189 million in 2002. Included in the 2003 figure are gross proceeds from the issue by Power Financial of Series I and J First Preferred Shares, as well as from the issuance of the 6.90% long-term debt, for a total amount of $600 million. Also included are proceeds from the issuance of $600 million and $300 million of long-term debt by Lifeco and Investors Group, respectively. Cash flow from investing activities resulted in a net outflow of $1,239 million in 2003, compared with a net inflow of $320 million in 2002.



DIVIDEND PER PARTICIPATING SHARE

At its meeting held on May 15, 2003, the Board of Directors of Power Corporation declared a quarterly dividend of 24.375 cents per participating share, payable on June 30, 2003. This represents an increase of 18 per cent over the previous quarterly dividend of 20.625 cents.

SHAREHOLDERS' EQUITY

Power Corporation's shareholders' equity was $5,338 million at March 31, 2003, compared with $5,387 million at the end of 2002. The decrease of $49 million primarily reflects:

- an increase of $107 million in retained earnings;
- offset by a net $156 million negative variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investment in Pargesa and Great-West Life & Annuity Insurance Company (GWL&A).



Power Financial Corporation

The information contained herein concerning Power Financial's subsidiaries has been summarized from information publicly disclosed by them.

In preparing its statement of earnings, Power Financial uses Pargesa's economic (flow-through) presentation of results, adjusted for amortization of goodwill. These adjustments represent in aggregate $0.03 per share in the three-month period of 2003 and relate primarily to Pargesa's indirect share of goodwill amortization recorded by Bertelsmann AG.

On February 17, 2003, Lifeco and Canada Life Financial Corporation (Canada Life) announced that Lifeco agreed to acquire all of the outstanding common shares of Canada Life for a combination of cash and Lifeco securities then valued at $44.50 per common share of Canada Life. The acquisition, which was approved by the shareholders of Canada Life on May 5, 2003, is subject to regulatory approval.

To support the transaction, Power Financial committed to invest $800 million to purchase 21.3 million common shares of Lifeco from treasury through a private placement. Investors Group also agreed to invest $100 million by purchasing 2.7 million Lifeco common shares from treasury. These purchases should be completed approximately at the same time as payment for the Canada Life common shares by Lifeco.

On March 11, 2003, Power Financial issued 8,000,000 Non-Cumulative First Preferred Shares, Series I, and 6,000,000 Non-Cumulative First Preferred Shares, Series J, each priced at $25.00 per share to yield 6.00% and 4.70%, respectively. Gross proceeds from the Series I and J issues amounted to $350 million. The Series I are perpetual preferred shares, while the Series J are 10-year soft retractable preferred shares. In addition, Power Financial issued $250 million principal amount of 6.90% debentures due March 11, 2033. The proceeds from these issues are being used to supplement the Corporation's financial resources and for general corporate purposes, and to assist Power Financial in the financing of the acquisition of Canada Life by Lifeco.



THREE-MONTH RESULTS

In this section, the principal subsidiaries, Lifeco and Investors Group, which make the most significant contribution to the earnings of the Corporation, are accounted for on the equity basis.

Net earnings of the Corporation are subdivided into the following components:

- operating earnings, which include the Corporation's share of earnings of its subsidiaries and affiliate before non-recurring items as well as results from corporate activities. As explained above, operating earnings of Pargesa have been adjusted for goodwill amortization; and
- other income.

EARNINGS SUMMARY

(in millions of dollars, except per share amounts) (unaudited)	**Three Months 2003**		Three Months 2002	
	Total [1]	**Per share**	Total [1]	Per share
Operating earnings	**263**	**0.71**	237	0.65
Other income	**(10)**	**(0.03)**		
Net earnings	**253**	**0.68**	237	0.65

(1) before dividends on preferred shares

OPERATING EARNINGS

For the three-month period ended March 31, 2003, operating earnings were $263 million or $0.71 per share, as against $237 million or $0.65 per share in the first quarter of 2002. This represents a 9 per cent increase on a per share basis.

Share of operating earnings from subsidiaries and affiliate were $263 million for the quarter, compared with $240 million a year ago. This results from an increase in share of operating earnings of Lifeco and Investors Group, which has been partly offset by a decrease in Pargesa's contribution to operating earnings.

Growth in operating earnings per share also takes into account the impact of an increase in preferred share dividends in 2003, compared with 2002.

OTHER INCOME

Power Financial recorded in 2003 a charge of $10 million or $0.03 per share, representing its share of non-operating items recorded by the Pargesa group during the quarter.



NET EARNINGS

Including other income, net earnings were $253 million or $0.68 per share for the three-month period ended March 31, 2003, compared with $237 million or $0.65 per share in the corresponding period of 2002.

CASH FLOW

On a consolidated basis, cash and cash equivalents increased during the three-month period by $799 million, compared with a decrease of $200 million during the same period of last year.

Operating activities produced a net inflow of $874 million during the period in 2003, compared with a net outflow of $347 million for the corresponding period of 2002.

Cash flow from financing activities resulted in a net inflow of $1,140 million in 2003, compared with a net outflow of $207 million in the three-month period of 2002. Included in the 2003 figure are gross proceeds from the issue by Power Financial of Series I and J First Preferred Shares, as well as from the issuance of the 6.90% long-term debt, for a total amount of $600 million. Also included are proceeds from the issuance of $600 million and $300 million of long-term debt by Lifeco and Investors Group, respectively.

Cash flow from investing activities resulted in a net outflow of $1,215 million in 2003, compared with a net inflow of $354 million in 2002.

DIVIDEND PER COMMON SHARE

At its meeting held on May 14, 2003, the Board of Directors of Power Financial declared a quarterly dividend of 30 cents per common share, payable on August 1, 2003. This represents an increase of 2 cents or 7 per cent over the previous quarterly dividend of 28 cents. Compared with 26 cents for the same quarter a year ago, the increase is 15 per cent.



SHAREHOLDER'S EQUITY

Power Financial's shareholders' equity amounted to $7,117 million at March 31, 2003, compared with $6,855 million at the end of 2002. The increase of $262 million is primarily due to:

- the increase of $350 million in preferred share stated capital, representing the gross proceeds from the issuance in March 2003 of 8,000,000 Non-Cumulative First Preferred Shares, Series I, and of 6,000,000 Non-Cumulative First Preferred Shares, Series J;
- an increase of $130 million in retained earnings; and
- a $226 million net decrease in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments in Pargesa and GWL&A.

SUBSEQUENT EVENTS

- As stated above, on May 5, 2003, the shareholders of Canada Life approved the acquisition of the company by Lifeco.
- On April 28, 2003, the Corporation announced its intention to redeem on May 30, 2003, all of the 6,000,000 outstanding First Preferred Shares, Series B, at $25.00 per share together with the accrued dividend of $0.4375 per share.



Great-West Lifeco Inc.

Lifeco reported net income attributable to common shareholders of $253 million or $0.690 per common share for the three months ended March 31, 2003, an increase of 14.6 per cent compared with $0.602 per common share reported in the first quarter of 2002.

HIGHLIGHTS – FIRST QUARTER 2003

- Earnings per common share increased 14.6 per cent over 2002 levels, reflecting solid increases in earnings from Lifeco's Canadian and United States operations.
- Return on common shareholders' equity was 23.5 per cent for the 12 months ended March 31, 2003, compared with 21.2 per cent in 2002.
- Quarterly dividends declared were $0.27 per common share payable June 30, 2003. Dividends paid on common shares for the first three months of 2003 were 20 per cent higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life) in Canada and GWL&A in the United States, together with Lifeco's corporate results.

Canadian consolidated net earnings of Lifeco attributable to common shareholders for the three months ended March 31, 2003 increased 17 per cent to $121 million from $103 million at March 31, 2002. This increase was due, in large part, to favourable mortality and group morbidity experience, combined with improved investment income margins.

Total premiums and deposits for the three months ended March 31, 2003, including reinsurance premiums, were essentially the same as 2002 levels, with increases in risk-based product premium offset by a reduction in segregated fund deposits.

Fee income increased 5 per cent in the three months ended March 31, 2003, compared with 2002, associated with both assets under administration and ASO contracts.

Total assets under administration at March 31, 2003 were $54.7 billion, up slightly from March 31 and December 31, 2002 levels, with increases in general funds mitigated by reductions in segregated funds.



Lifeco's United States consolidated net earnings for the three months ended March 31, 2003 increased 11 per cent to $132 million from $119 million a year ago. This increase was primarily associated with the Employee Benefits Division, reflecting a significant improvement in both group mortality and morbidity results.

The 16 per cent decrease in US$ premium income and deposits for 2003 comprised reductions in both Employee Benefits and Financial Services. The reduction in the Employee Benefits segment is due to a contraction in healthcare medical membership, while the reduction in the Financial Services segment is primarily due to lower segregated fund deposits.

Fee income is derived from the management of segregated fund assets and the administration of Group health ASO business. The decrease in fee income in 2003 arises from both the healthcare business and the effects of the U.S. equity markets on segregated fund fees.

Total assets under administration were $38.8 billion at March 31, 2003, down $5.3 billion and $2.9 billion compared with March 31, 2002 and December 31, 2002, respectively, essentially due to reductions in market values of segregated funds and a change in foreign exchange translation rates.



Great-West Lifeco Inc.

FINANCIAL HIGHLIGHTS (unaudited)

For the three months ended March 31 (in millions of dollars, except per share amounts)	2003			2002			Change (%)
	Canada	**U.S.**	**Total**	Canada	U.S.	Total	
Premiums							
Life insurance, guaranteed annuities							
and insured health products	**1,131**	**666**	**1,797**	1,033	750	1,783	1
Reinsurance	**1,152**	**--**	**1,152**	1,125	--	1,125	2
Self-funded premium equivalents							
(ASO contracts)[1]	**358**	**1,808**	**2,166**	326	2,150	2,476	(13)
Segregated fund deposits[1]							
Individual products	**432**	**94**	**526**	617	199	816	(36)
Group products	**278**	**767**	**1,045**	260	1,075	1,335	(22)
Total premiums and deposits	**3,351**	**3,335**	**6,686**	3,361	4,174	7,535	(11)
Fee and other income	**107**	**326**	**433**	102	361	463	(6)
Paid or credited to policyholders	**2,512**	**810**	**3,322**	2,377	925	3,302	1
Net income attributable to							
Preferred shareholders	**6**	**--**	**6**	7	--	7	(14)
Common shareholders	**121**	**132**	**253**	103	119	222	14
Per common share							
Basic earnings			**0.690**			0.602	14.6
Dividends paid			**0.270**			0.225	20.0
Book value			**11.47**			10.77	6.5
Return on common shareholders' equity (12 months)							
Net income			**23.5%**			14.6%	
Adjusted net income[2]			**--**			21.2%	
At March 31							
Total assets	**36,891**	**22,642**	**59,533**	34,613	23,948	58,561	2
Segregated fund assets[1]	**17,825**	**16,113**	**33,938**	19,708	20,152	39,860	(15)
Total assets under administration	**54,716**	**38,755**	**93,471**	54,321	44,100	98,421	(5)
Capital stock and surplus			**4,626**			4,502	3

(1) Segregated fund deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the company does earn fee and other income related to these contracts.
Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

(2) Return on common shareholders' equity for the 12 months ended March 31, 2002 is presented, for comparative purposes, on an adjusted basis excluding certain 2001 non-recurring items.



Investors Group Inc.

Investors Group reported net income attributable to common shareholders for the three months ended March 31, 2003 of $119.7 million, compared with $116.5 million for the same period in 2002. Diluted earnings per share were $0.452 compared with $0.4401 in 2002.

HIGHLIGHTS

- Gross revenues for the first three months ended March 31, 2003 were $454.9 million, compared with $499.3 million last year. Operating expenses were $267.1 million for the three months, compared with $297.8 million in the prior year.
- Client assets under management and administration at March 31, 2003 totalled $70.9 billion, compared with $86.2 billion at March 31, 2002.
- Shareholders' equity at March 31, 2003 was $3.00 billion, compared with $2.95 billion at December 31, 2002. Return on average common equity for the three months was 17.6 per cent, compared with 19.8 per cent for the same period in 2002.

INVESTORS GROUP'S OPERATIONS

Through Investors Group's consultant network, mutual fund sales for the three-month period were $1.2 billion, compared with $1.7 billon in the prior year and mutual fund net redemptions were $81 million, compared with net sales of $570 million last year.

Mutual fund assets at March 31, 2003 were $35.7 billion, compared with $43.1 billion at March 31, 2002.

Investors Group's redemption rate at March 31, 2003, excluding money market funds, was 10.9 per cent compared with 9.1 per cent a year ago. The redemption rate for all other members of the Investment Funds Institute of Canada at March 31, 2003 was 15.3 per cent.

MACKENZIE'S OPERATIONS

Mutual fund sales for the three-month period were $1.5 billion, compared with $1.8 billion in the prior year. Mutual fund net sales for the period were $1 million, compared with $241 million in the prior year. Net sales of long-term funds (excluding money market and managed yield funds) were $43 million for the period, compared with net sales of $440 million in 2002.

Mutual fund assets under management at March 31, 2003 were $28.8 billion, compared with $34.7 billion at March 31, 2002.



Mackenzie's redemption rate at March 31, 2003, excluding money market and managed yield funds, was 12.7 per cent compared with 11.5 per cent a year ago.

Investors Group Inc.

FINANCIAL HIGHLIGHTS (unaudited)

For the three months ended March 31 (in millions of dollars, except per share amounts)	2003	2002	Change (%)
Net income available to common shareholders	**119.7**	116.5	2.8
Diluted earnings per share	**0.452**	0.440	2.7
Dividends per share	**0.24**	0.205	17.1
Return on equity	**17.6%**	19.8%	
Mutual funds			
Investors Group			
Sales	**1,221.3**	1,730.8	(29.4)
Net sales	**(81.4)**	569.5	(114.3)
Assets under management	**35,654.7**	43,079.6	(17.2)
Mackenzie Financial Corporation(1)			
Sales	**1,498.8**	1,828.7	(18.0)
Net sales	**0.8**	240.8	(99.7)
Assets under management	**28,762.1**	34706.9	(17.1)
Combined mutual fund assets under management	**64,416.8**	77,786.5	(17.2)
Insurance in force (face amount)	**28,317.7**	25,126.9	12.7
Securities operations assets under administration	**4,674.8**	4,418.8	5.8
Mortgages serviced	**6,793.6**	7,463.0	(9.0)
Deposits and certificates	**759.0**	680.8	11.5
Clients	**2,582,968**	2,663,424	(3.0)
Client accounts	**9,439,322**	9,657,048	(2.3)
Consultants	**3,246**	3,361	(3.4)
Employees	**3,177**	3,507	(9.4)
Financial planning centres	**108**	103	4.9

(1) Canadian operations only



Pargesa Holding S.A.

CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2003 (AS RELEASED BY PARGESA)

(in millions of SF) (unaudited)	**First Quarter 2003**	First Quarter 2002	Year 2002
Operating contribution of major holdings			
- Consolidated holdings (share of earnings)			
Imerys	**23.6**	20.0	101.1
Bertelsmann	**(60.5)**	(42.0)	(14.0)
- Non-consolidated holdings (dividends)			
TotalFinaElf	**--**	--	65.4
Suez	**--**	--	37.7
Operating contribution of major holdings	**(36.9)**	(22.0)	190.2
Operating contribution of other companies subject to equity accounting	**0.6**	1.4	8.2
Operating income contributed by holding companies	**(6.8)**	(5.2)	(22.5)
Operating income	**(43.1)**	(25.8)	175.9
Share of non-operating income of companies subject to equity accounting	**(12.4)**	0.3	(291.5)
Non-operating income of holding companies	**(20.5)**	(1.2)	(9.2)
Depreciation of goodwill by holding companies	**(2.1)**	(2.1)	(8.6)
Net income	**(78.1)**	(28.8)	(133.4)

CONSOLIDATED HOLDINGS

- In the first quarter of 2003, Imerys achieved good results in the context of globally stable demand in its principal markets as well as a decline of the US dollar against the euro, which affected turnover more than the results of the group. A slight increase in operating income and a substantial reduction of financial costs combined for a 14.5 per cent increase in net operating income, to €47.1 million. Pargesa's share of Imerys' earnings, expressed in Swiss francs, increased 18 per cent to SF23.6 million, after amortization of goodwill.
- For Bertelsmann, the weak economic conditions and the decline of the dollar affected business, and net income (after non-controlling interests) for the first quarter amounted to a loss of €397 million. This figure included an EBITA of €(58) million, depreciation of goodwill of €(180) million, interest expenses of €(81) million, income taxes of €(12) million, non-controlling interests of €2 million, as well as non-operating items of €(68) million, principally related to the restructuring and integration of Zomba. Bertelsmann's contribution to Pargesa's operating income is a loss of SF60.5 million. It should be noted



that during the second quarter of 2003, Bertelsmann will distribute a dividend of €120 million to GBL. Pargesa's share of this dividend is SF88 million. From this amount, SF44 million consists of a preferred dividend and will be part of Bertelsmann's contribution to Pargesa's 2003 operating results.

It should be noted that Pargesa's net income for the entire year cannot be extrapolated from the first quarter results, due to the receipt of dividends during the second quarter and the seasonality of earnings for certain shareholdings.

NON-CONSOLIDATED HOLDINGS

The holdings in TotalFinaElf and Suez, which are carried at cost, do not provide any contribution during the first quarter since their dividends, which are paid once a year, will be received during the second quarter. TotalFinaElf is expected to increase its dividend per share from its level of last year, while Suez will pay the same dividend per share as last year.

NON-OPERATING INCOME

Non-operating income in the first quarter includes Pargesa's share of Bertelsmann's non-operating items, as well as a SF20.5 million charge being Pargesa's share of an additional write-down recorded by GBL on its investment in Rhodia.

DIVIDEND

The Annual General Meeting of Pargesa, which was held in Geneva on May 7, 2003, approved the payment of a dividend of SF86 per bearer share, up from SF80 in the previous year, for an increase of 7.5 per cent. Total distribution will amount to SF144.2 million.



POWER CORPORATION OF CANADA

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	March 31 2003 (unaudited)	December 31 2002
ASSETS		
Cash and cash equivalents	$ 3,779	$ 3,001
Investments		
Shares	2,161	2,349
Bonds	33,886	33,766
Mortgages and other loans	8,183	8,399
Loans to policyholders	5,869	6,177
Real estate	1,218	1,270
	51,317	51,961
Investment in affiliates, at equity	1,489	1,562
Goodwill and intangible assets (Note 2)	5,222	5,206
Future income taxes	264	402
Other assets	8,145	8,004
	$ 70,216	$ 70,136
LIABILITIES		
Policy liabilities		
Actuarial liabilities	$ 43,332	$ 44,508
Other	3,713	3,788
Deposits and certificates	759	709
Long-term debt (Note 3)	3,322	2,393
Future income taxes	457	553
Other liabilities	5,420	5,237
	57,003	57,188
Non-controlling interests	7,875	7,561
SHAREHOLDERS' EQUITY		
Stated capital (Note 4)		
Non-participating shares	552	553
Participating shares	370	369
Retained earnings	4,233	4,126
Foreign currency translation adjustments	183	339
	5,338	5,387
	$ 70,216	$ 70,136



POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

(in millions of dollars, except per share amounts)	For the three months ended March 31 2003	2002
REVENUES		
Premium income	$ 2,949	$ 2,908
Net investment income	999	1,025
Fees and media income	929	1,010
	4,877	4,943
EXPENSES		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	3,322	3,302
Commissions and operating expenses	972	1,040
Interest expense	42	43
	4,336	4,385
	541	558
Share of earnings (losses) of affiliates	(4)	1
Other income (charges), net (Note 7)	(10)	-
Earnings before income taxes and non-controlling interests	527	559
Income taxes	149	192
Non-controlling interests	211	196
Net earnings	$ 167	$ 171
Earnings per participating share (Note 6)		
Basic	$ 0.72	$ 0.75
Diluted	$ 0.71	$ 0.74



POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited)

in millions of dollars)	For the three months ended March 31 2003	2002
Retained earnings, beginning of year	$ 4,126	$ 3,700
Add		
Net earnings	167	171
	4,293	3,871
Deduct		
Dividends		
Non-participating shares	7	5
Participating shares	46	39
Other	7	-
	60	44
Retained earnings, end of period	$ 4,233	$ 3,827



POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(in millions of dollars)	For the three months ended March 31 2003	2002
Operating activities		
Net earnings	$ 167	$ 171
Non-cash charges (credits)		
Increase (decrease) in policy liabilities	114	(113)
Decrease (increase) in funds withheld by ceding insurers	(5)	215
Amortization and depreciation	24	12
Future income taxes	29	89
Non-controlling interests	211	196
Other	324	(895)
Cash from operating activities	864	(325)
Financing activities		
Dividends paid		
By subsidiaries to non-controlling interests	(98)	(86)
Non-participating shares	(6)	(4)
Participating shares	(46)	(39)
	(150)	(129)
Issue of subordinate voting shares	1	6
Repurchase of non-participating shares for cancellation	(1)	(1)
Issue of common shares by subsidiaries	10	10
Issue of preferred shares by subsidiaries	350	-
Repurchase of common shares by subsidiaries	(25)	(38)
Issue of long-term debt	1,150	-
Repayment of long-term debt	(200)	(46)
Other	18	9
	1,153	(189)
Investment activities		
Bond sales and maturities	6,831	5,593
Mortgage loan repayments	333	431
Sale of shares	272	121
Change in loans to policyholders	(18)	(19)
Change in repurchase agreements	(262)	34
Investment in subsidiaries	(5)	72
Investment in bonds	(8,165)	(5,612)
Investment in mortgage loans	(156)	(297)
Investment in shares	(111)	(53)
Other	42	50
	(1,239)	320
Increase (decrease) in cash and cash equivalents	778	(194)
Cash and cash equivalents, beginning of period	3,001	2,590
Cash and cash equivalents, end of period	$ 3,779	$ 2,396



Notes to consolidated financial statements
(unaudited)

March 31, 2003

Note 1. Significant accounting policies

The interim unaudited consolidated financial statements of Power Corporation of Canada at March 31, 2003 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2002, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2002.

Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, which identifies disclosure requirements for certain guarantees, for financial statements of interim and annual periods starting on or after January 1, 2003.

In the normal course, the Corporation and its subsidiaries may enter into agreements which may contain features which meet the AcG-14 definition of a guarantee, and while the maximum guarantee cannot always be determined, given the nature of the future events which may or may not occur, any such arrangements that were material have been previously disclosed by the Corporation and its subsidiaries.

Comparative figures

Certain of the 2002 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.



Note 2. Goodwill and intangible assets

A summary of changes in the Corporation's goodwill and intangible assets for the three months ended March 31, 2003 is as follows:

(in millions of dollars)	Goodwill	Intangible assets	Total
Balance, beginning of year	$ 3,748	1,458	5,206
Other	16		16
Balance, end of period	$ 3,764	1,458	5,222

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and the shareholders' portion of acquired future participating profits. These are, for the most part, indefinite life intangible assets and are not subject to amortization.

Note 3. Long-term Debt

(in millions of dollars)	March 31 2003	December 31 2002
Power Financial Corporation		
7.65% debentures, due January 5, 2006	$ 150	$ 150
6.90% debentures, due March 11, 2033	250	-
Investors Group		
Floating Bankers' Acceptance, due May 30, 2006	250	450
6.75% Debentures 2001 Series, due May 9, 2011	450	450
6.58% Debentures 2003 Series, due March 7, 2018	150	-
6.65% Debentures 1997 Series, due December 13, 2027	125	125
7.45% Debentures 2001 Series, due May 9, 2031	150	150
7.00% Debentures 2002 Series, due December 31, 2032	175	175
7.11% Debentures 2003 Series, due March 7, 2033	150	-
Great-West Lifeco Inc.		
First mortgages secured by real estate and limited recourse mortgages at interest rate from 6.4% to 11.7% maturing at various dates to 2014	121	122
7.25% subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048. Unsecured (US$ 175)	257	276
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	-
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	-
Other notes payable at interest rates from 8.0% to 9.0%	14	15
Other		
Bank loan at prime plus a premium varying between 0.625% and 2.750%	80	80
	$ 3,322	$ 2,393



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 4. Capital stock and Stock option plan

Stated Capital

(in millions of dollars)	March 31 2003	December 31 2002
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized - Unlimited number of shares		
Issued - 2003 1,039,878 shares	$ 52	$ 53
Issued - 2002 1,059,878 shares		
Series A First Preferred Shares		
Authorized and issued		
6,000,000 shares	150	150
Series B First Preferred Shares		
Authorized and issued		
8,000,000 shares	200	200
Series C First Preferred Shares		
Authorized and issued		
6,000,000 shares	150	150
	$ 552	$ 553
Participating shares		
Participating Preferred Shares		
Authorized - Unlimited number of shares		
Issued - 2003 24,427,386 shares	$ 27	$ 27
Issued - 2002 24,427,386 shares		
Subordinate Voting Shares		
Authorized - Unlimited number of shares		
Issued - 2003 197,798,552 shares	343	342
Issued - 2002 197,704,052 shares		
	$ 370	$ 369

Stock-Based Compensation

As permitted by the CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments, the Corporation has chosen to continue to account for stock-based compensation using the intrinsic value method. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro-forma net income and pro-forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost.

Although the Corporation did not grant stock options during the three months period ended March 31, 2003 , stock options were granted by subsidiaries. Had the fair value based accounting method been applied to options granted in the period, net earnings would have been reduced by less than $1 million and earnings per common share would have been reduced by less than $0.01.

Options were outstanding at March 31, 2003 to purchase, until October 21, 2011, 9,092,600 subordinate voting shares at various prices from $9.15625 to $35.325 per share.



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 5. Segmented information

Information on profit measure

For the three months ended March 31, 2003	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
			(in millions of dollars)		
REVENUES					
Premium income	2,949	-		-	2,949
Net investment income	948	37		14	999
Fees and media income	433	418		78	929
	4,330	455	-	92	4,877
EXPENSES					
Insurance claims	3,322	-		-	3,322
Commissions, other operating expenses	630	246		96	972
Interest expense	-	21		21	42
	3,952	267	-	117	4,336
	378	188	-	(25)	541
Share of earnings of affiliates			(4)	-	(4)
Other income - net	-	-	(10)	-	(10)
Earnings before the following	378	188	(14)	(25)	527
Income taxes	106	63	-	(20)	149
Non-controlling interests	140	78	(5)	(2)	211
Contribution to consolidated net earnings	132	47	(9)	(3)	167

Information on profit measure

For the three months ended March 31, 2002	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
			(in millions of dollars)		
REVENUES					
Premium income	2,908			-	2,908
Net investment income	942	30		53	1,025
Fees and media income	463	469		78	1,010
	4,313	499	-	131	4,943
EXPENSES					
Insurance claims	3,302			-	3,302
Commissions, other operating expenses	669	277		94	1,040
Interest expense	-	20		23	43
	3,971	297	-	117	4,385
	342	202	-	14	558
Share of earnings of affiliates			1	-	1
Other income - net		-	-	-	-
Earnings before the following	342	202	1	14	559
Income taxes	104	80		8	192
Non-controlling interests	123	75	1	(3)	196
Contribution to consolidated net earnings	115	47	-	9	171



Note 6. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per paticipating share computations:

For the three months ended March 31 *(in millions of dollars)*	2003	2002
Net earnings	167	171
Dividends on non-participating shares	(7)	(5)
Net earnings available to participating shareholders	160	166
Weighted number of participating shares outstanding (millions)		
Basic	222.2	221.4
Exercise of stock options	9.1	9.5
Shares assumed to be repurchased with proceeds from exercise of stock options	(5.5)	(5.3)
Weighted number of participating shares outstanding (denominator) (millions)		
Diluted	225.8	225.6



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 7. Other income (charges), net

(in millions of dollars)	For the three months ended March 31 2003	2002
Share of Pargesa's non-operating earnings	(10)	-
	(10)	-

Note 8. Acquisition of Canada Life

On February 14, 2003, Great-West Lifeco Inc. (Lifeco) entered into an agreement with Canada Life Financial Corporation, the parent company of The Canada Life Assurance Company, to acquire 100% of Canada Life Financial Corporation's outstanding Common Shares. The transaction is valued at $44.50 per Canada Life Financial Corporation Common Share, representing an aggregate transaction value of $7.3 billion.

The terms of the agreement allow Canada Life Financial Corporation shareholders to elect from one of the following alternative per Common Share.

- $44.50 in cash (to an aggregate maximum of approximately $4.4 billion); or
- 1.78 4.80% Non-Cumulative First Preferred Shares, Series E of Lifeco (to an aggregate maximum of 24 million Lifeco Series E Shares); or
- 1.78 5.90% Non-Cumulative First Preferred Shares, Series F of Lifeco (to an aggregate maximum of 8 million Lifeco Series F Shares); or
- 1.1849 Common Shares of Lifeco (to an aggregate maximum of approximately 56 million Lifeco Common Shares); or
- a combination of the foregoing;

in each case subject to election and proration as a result of the stated maximums.

The transaction was approved by a majority of Canada Life Financial Corporation's common shareholders on May 5, 2003. The transaction is subject to approval by regulatory authorities in jurisdictions where the Companies operate. The transaction is expected to close in the third quarter of 2003.

To support the transaction, Power Financial Corporation has committed to invest $800 million to purchase 21.302 million Common Shares of Lifeco from treasury via private placement. Investors Group Inc. has also agreed to invest $100 million by purchasing 2.662 million Lifeco Common Shares from treasury.

Lifeco also entered into a commitment with a Canadian chartered bank (the "Bank") pursuant to which the Bank agreed to underwrite a credit facility in favour of Lifeco or one or more of its subsidiaries. The credit facility provides short-term funding alternatives, and also offers up to $600 million of five year term financing.

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